SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)

ZKGC NEW ENERGY LIMITED

(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G989AM107
(CUSIP Number)

ROBERT BRANTL, ESQ. 181 Dante Ave. Tuckahoe, NY 10707 917-513-5701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(page 1 of 5 pages)

CUSIP No. G989AM107	13D (Amendment #1)	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): G&C International Investment Co., Ltd. No I.R.S Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P.R. China

NUMBER OF	7.	SOLE VOTING POWER
SHARES		10,200,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		10,200,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 56.35%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G989AM107	13D (Amendment #1)	Page 3 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Liao Jinqi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: P.R. China

NUMBER OF	7.	SOLE VOTING POWER
SHARES		10,200,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		10,200,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 56.35%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G989AM107	13D (Amendment #1)	Page 4 of 5 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of ZQGC New Energy Limited, a limited company organized in the Cayman Islands (the “Company”). The principal executive offices of the Company are located at 12 Xinxiandi Jiari, Laocheng Town, Chengmai County, Hainan Province, 571924 People’s Republic of China.

Item 2. Identity and Background

(a)	This statement is filed by:

(i)	G&C International Investment Co., Ltd. (“G&C”), a limited company organized in the People’s Republic of China, with respect to the Shares beneficially owned by it; and

(ii)	Liao Jinqi, as Director and owner of G&C.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of the Reporting Persons is 12 Xinxiandi Jiari, Laocheng Town, Chengmai County, Hainan Province, 571924 People’s Republic of China.

(c)	The principal business of G&C is investment. The principal employment of Liao Jinqi is management of Hainan ZKGC New Energy Co., Ltd., whose business is conducted at the same address as that of G&C.

(d)	No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Liao Jinqi is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

G&C purchased the Shares for a total of U.S. $107,100. The cash used to fund the purchase was sourced from the working capital of G&C.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for the purpose of obtaining control of the Company. Neither of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate percentage of Shares reported beneficially owned by each Reporting Person is based on 18,100,000 Ordinary Shares outstanding as of December 14, 2023, as reported in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on December 20, 2023.

(b)	The information regarding share ownership by the Reporting Persons provided on their respective cover pages is incorporated here by reference.

(c)	No transaction involving Ordinary Shares has been effected during the past sixty days by either Reporting Person, except that G&C International Investment Company Limited purchased 5,100,000 Ordinary Shares from the Company on December 14, 2023 for $102,000.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. G989AM107	13D (Amendment #1)	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G&C INTERNATIONAL INVESTMENT CO., LTD.

Dated: December 20, 2023	By:	/s/ Liao Jinqi
Liao Jinqi, Manager

/s/ Liao Jinqi